Exhibit 99.1

Explanation of Responses:

(1)	On October 27, 2017, the Reporting Person merged with and into New Brookfield BPY Retail Holdings II LLC (“New LLC 1”), with New LLC 1 as the surviving entity of the merger. As a result of the merger, the Reporting Person ceased to exist and hold any shares of Common Stock.